ADDENDUM TO
INVESTMENT ADVISORY AGREEMENT

CALVERT SOCIAL INVESTMENT FUND
Balanced Portfolio

Calvert Asset Management Company, Inc., as the investment advisor to the Balanced Portfolio, a series of Calvert Social Investment Fund (the "Portfolio"), hereby agrees to voluntarily waive 5 basis points of its annual advisory fee, as computed daily and payable monthly, based on the average daily net assets of the Portfolio under management by New Amsterdam Partners, LLC in excess of Two Hundred and Fifty Million Dollars ($250 Million).

NOTE: This waiver is voluntary on the part of the investment advisor, and is contingent upon the continued service of New Amsterdam Partners, LLC as the subadvisor to a portion of the equity assets of the Portfolio for an annual fee of 25 basis points on assets up to $250 million and 20 basis points for assets in excess of $250 million.

Date:  June 3, 2008

Attest:	CALVERT ASSET MANAGEMENT COMPANY, INC.

By:_________________	By:___________________________________________ Ronald M. Wolfsheimer Senior Vice President, Chief Financial and Administrative Officer